JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

November 9, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4

JOURNEY ENTERS INTO AMENDMENT
TO THE JOINT VENTURE AGREEMENT ON VIANEY MINE PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to announce that, subject to regulatory approval, it has entered into an amendment to the joint venture agreement dated December 18, 2006 between Journey, it wholly owned subsidiary, Minerales Jazz S.A. de C.V. and Wits Basin Precious Minerals Inc. (“Wits Basin”), whereby Wits Basin had earned a 25% interest in and to the Vianey Mine Concession, located in Guerrero State, Mexico (the “Vianey Property”), and maintained its options to earn an additional 25% interest in the Vianey Property by fulfilling certain payment and expenditure requirements.

Pursuant to the joint venture agreement, Wits Basin had an option to earn an additional 25% interest in the Vianey Property by fulfilling certain payment and expenditure requirements, including the issuance of 500,000 common shares of its capital, which were issued to the Company on January 9, 2007, and incurring an additional US$500,000 in exploration expenditures on or before September 30, 2007.

Under the terms of the amended join venture agreement, the Company has agreed to Wits Basin issuing a further 1,600,000 common shares of its capital to the Company, rather than fulfilling the original expenditure requirement of US$500,000 on or before September 30, 2007. Upon the issuance of the 1,600,000 shares by Wits Basin to the Company, as per the amended joint venture agreement, Wits Basin will have been deemed to have exercised its option earning an additional 25% interest, for a total interest of 50% in the Vianey Property under the joint venture. This is expected to occur immediately after regulatory approval is obtained. Such approval will be sought on an expedited basis.

The Vianey property is comprised of two blocks totaling 5,022 hectares (approximately 12,400 acres) and has a silver-lead-zinc mineralization production history. The concession is located in the southern Mexican state of Guerrero, 250 kilometres south of Mexico City and 160 kilometres north of Acapulco. Less than 2 kilometres away is the town of Atzcala, with water, telephone and medical facilities, as well as a sufficient labor pool. There is existing electrical power at the mine and a major power line passes near the property.

Diamond core drilling and associated surface and underground exploration was conducted at the Vianey Mine during 2006 and early 2007. A total of 2,042 metres of core drilling was accomplished in 12 drill holes. Drilling intercepted new zones of mineralization in the rock southwest of the Vianey vein, which were not previously known. Underground sampling returned good grade values for the Vianey vein and the objective of the testing is to expand the resource of the Vianey vein.

The design and overall management of the program was provided by the Company’s geologist Rodney A. Blakestad, the Qualified Person on the Vianey Project.

The recommended 2007 work program will be managed by the Company’s geologist Phil van Angeren, the Qualified Person on the Vianey Project, and will include drilling 5 holes, 220 meters each, with an inclination of -40 degrees from the 2006 drill sites, drilling from underground site, surface drilling, continuation of surface and underground mapping and sampling. In addition, permitting for surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey concession. The drill portion of the 2007 work program has now been re-scheduled to commence in early 2008, and the focus of the drill program will be underground drilling from the -75 metre level.

Mr. Jack Bal, President of Journey, commented: "Our priority, as the operator on the project, remains to be the preparation of a 43-101 compliant report for the purposes of justifying commercial development of the Vianey Mine based on historic and recent drilling.”

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

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